UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549
		      FORM U-12(I)-B (ANNUAL STATEMENT)
			      Calendar Year 1998

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)


1.      Name and business address of person filing statement.

	Edwin Lupberger
	639 Loyola Avenue
	New Orleans, LA  70113


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

	None


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

	Refer to companies listed in number 4


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

	Director, Chairman of the Board and Chief Executive Officer of:
	Entergy Corporation             Entergy Services, Inc.
	Entergy Arkansas, Inc.          Entergy Gulf States, Inc.
	Entergy Louisiana, Inc.         Entergy Mississippi, Inc.
	Entergy New Orleans, Inc.       Entergy London Limited
	Entergy London Investments plc

	Director, Chairman of the Board of:
	Entergy Operations, Inc.        System Energy Resources, Inc.
	Entergy Nuclear, Inc.           Entergy Integrated Solutions, Inc.
	Entergy Technology Company      Entergy Technology Holding Company


	Director, Chairman of the Board, President of:
	Entergy Enterprises, Inc.

	General Manager of:
	Entergy Power Chile S.A.

	Chief Executive Officer of:
	Entergy Power Cayman Investments, Ltd. Entergy Power CBA Holding Ltd. Entergy Power Chile, Inc.
	Entergy Power Development Corporation
	Entergy Power Edesur Holdings, Ltd.     Entergy Power Holding I, Ltd.
	Energy Power Holding II, Ltd.           Entergy Power Marketing Corp.
	Entergy Power Operations Corporation
	Entergy Power Operations Holding Ltd.
	Entergy Power Operations Pakistan LDC
	Entergy Power, Inc.                     Entergy Victoria Holdings LDC
	Entergy Victoria LDC
	Entergy-Richmond Power Corporation      EP Edegel, Inc.

	As an officer and/or director of the companies listed above, my duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

	The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered.


5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)


			     Salary or other compensation
------------------------------------------------------------------------------------------------------
Name of Recipient       During Prior Year(a)    To be received(b)         Person or company from whom
									  received or to be received
------------------------------------------------------------------------------------------------------

E. Lupberger            $800,000                 $824,000                 Entergy Services, Inc.



5(b)    Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	   (a) Total amount of routine expenses charged to client: $144,028.04

	   (b) Itemized list of all other expenses:  No other expenses.


In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 1997 and as a supplemental statement to such advance statement.


  /s/ Edwin Lupberger                  Dated:  March 10, 1998
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